

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 28, 2017

<u>Via E-Mail</u>
Mr. Bryan Peery
Chief Financial Officer
Apple Hospitality REIT, Inc.
814 East Main Street
Richmond, Virginia 23219

> **Re: Apple Hospitality REIT, Inc.**
> **Forms 10-K for the Year Ended December 31, 2016**
> **Filed February 27, 2017**
> **File No. 001-37389**
>
> **Form 8-K**
> **Filed February 27, 2017**
> **File No. 001-37389**

Dear Mr. Peery:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Form 8-K filed on February 27, 2017</u>

<u>Exhibit 99.1</u>

1. We note your presentation of non-GAAP guidance on page 4. In future earnings releases, please reconcile your non-GAAP guidance to the most directly comparable GAAP guidance. Please refer to Item 10(e)(1)(i)(B) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities